Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
The Smith & Wollensky Restaurant Group, Inc.,

We consent to incorporation by reference in the registration statement (No. 333-100573) on Form S-8 of The Smith & Wollensky Restaurant Group, Inc. of our report dated March 16, 2005, except as to Notes 2, 3, 12 and 21, which are as of April 26, 2005, relating to the consolidated balance sheets of The Smith & Wollensky Restaurant Group, Inc. and subsidiaries as of January 3, 2005, and results of the operations and cash flows, and changes in stockholders’ equity and comprehensive income (loss) for the year then ended, which report appears in the January 3, 2005 annual report on Form 10-K of The Smith & Wollensky Restaurant Group, Inc.

/s/ BDO Seidman, LLP
New York, New York
April 27, 2005